UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


           Commission File Number:  1-9894
           CUSIP Number:  018802-10-8



(Check one)   Form 10-K    Form 20-F   X Form 11-K     10-Q     Form N-SAR
            --           --            --            --       --

For Period Ended:  December 31, 2001

__Transition Report on Form 10-K and Form 10-KSB

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q and Form 10-QSB

__Transition Report on Form N-SAR

For the transition period ended________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________

                        Part I - Registrant Information

Full Name of Registrant:

      Alliant Energy Corporation 401(k) Savings Plan

Address of Principal Executive Office and City, State and Zip Code:

      4902 North Biltmore Lane
      Madison, WI  53718


                      Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


                             Part III - Narrative

State below in reasonable detail the reasons why Form 11-K for the year ended December 31, 2001 could not be filed within the prescribed period.

On June 12, 2002, Alliant Energy Corporation (Alliant Energy) dismissed Arthur Andersen LLP (Andersen) as Alliant Energy's independent public accountants and engaged Deloitte & Touche LLP (Deloitte & Touche) to serve as Alliant Energy's independent public accountants for 2002. On June 12, 2002, Alliant Energy engaged Deloitte & Touche to perform the audit of the financial statements of the Alliant Energy Corporation 401(k) Savings Plan (the Registrant) for the year ending December 31, 2001. Given the timing of Deloitte & Touche's appointment as independent public accountants for the Registrant, Deloitte & Touche is not able to complete the audit of the financial statements of the Registrant or furnish the required opinion on such financial statements by the July 1, 2002 filing deadline. As a result, the Registrant is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 11-K for the year ended December 31, 2001. Pursuant to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, a letter from Deloitte & Touche confirming the foregoing is attached hereto as Exhibit (99).

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Annual Report on Form 11-K for the year ended December 31, 2001 within 15 calendar days following the prescribed due date set forth.

                          Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      John E. Kratchmer
      Corporate Controller and Chief Accounting Officer
      Alliant Energy Corporation
      608.458.3413

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [  ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.











Alliant Energy Corporation 401(k) Savings Plan has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  June 28, 2002          /s/ John E. Kratchmer
                              ---------------------
                              John E. Kratchmer
                              Corporate Controller and Chief Accounting Officer